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                               March 3, 2021

       Seamus Lagan
       Chief Executive Officer
       Rennova Health, Inc.
       400 South Australian Avenue, Suite 800
       West Palm Beach, FL 33401

                                                        Re: Rennova Health,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 11,
2021
                                                            File No. 333-252995

       Dear Mr. Lagan:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed February 11, 2021

       The Offering, page 5

   1. We note that your common stock is presently quoted on the OTC Pink and that the selling stockholders intend to
offer their shares "at prevailing market prices at the time of sale, at varying prices or at
negotiated prices." To sell shares at market prices, we require an existing trading market
for those shares, and we do not consider the OTC Pink to be such a market for purposes
of satisfying Item 501(b)(3) of Regulation S-K. Please revise your disclosure throughout
the prospectus to set a fixed price at which the selling stockholders will offer and sell
their shares for the duration of the offering.
 Seamus Lagan
FirstName  LastNameSeamus Lagan
Rennova Health,  Inc.
Comapany
March      NameRennova Health, Inc.
       3, 2021
March2 3, 2021 Page 2
Page
FirstName LastName
Incorporation of Certain Information by Reference, page 73

2. We note that you incorporate information by reference into your registration statement.
         Since you have not yet filed your Annual Report on Form 10-K for the fiscal year ended
         December 31, 2020, you are not eligible to incorporate by reference. See General
         Instruction VII.C to Form S-1. Please amend the registration statement to include all of the disclosure required by Form S-1, or, in the alternative, file your Annual Report on
         Form 10-K for the fiscal year ended December 31, 2020, and update this section accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Nicholas Lamparski at (202) 551-4695 or Lilyanna Peyser at
(202) 551-
3222 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Thomas Cookson